Exhibit 99.1
Information Statement, dated February 19, 2021
Distribution of ordinary shares of Faurecia S.E.
proposed for approval at the extraordinary general meeting of shareholders of Stellantis N.V.

This Information Statement relates to a proposed transaction, referred to herein as the “Distribution”, in which Stellantis N.V. (“Stellantis”) proposes, subject to approval of its shareholders, to distribute cash and ordinary shares of Faurecia S.E. (“Faurecia”) to holders of Stellantis’s common shares, as described in more detail below and in the meeting materials for the general meeting of shareholders of Stellantis.
Certain capitalized terms have the meanings attributed to them under the caption “Certain Defined Terms” in this Information Statement.
Stellantis proposes to distribute to its shareholders (i) a distribution in kind, consisting of up to 54,297,006 Faurecia ordinary shares held by Stellantis following the cross-border merger of Peugeot S.A. (“PSA”) with and into Fiat Chrysler Automobiles N.V. (“FCA”), representing approximately 39 percent of the share capital of Faurecia, and (ii) a distribution in cash of up to Euro 308 million, equal to the proceeds of the sale of 9,663,000 ordinary shares of Faurecia, representing approximately seven percent of the share capital of Faurecia, which sale was completed by PSA on October 29, 2020 PSA (the “Faurecia Sale Proceeds”) ((i) and (ii), collectively, the “Distribution”). The Distribution will be completed through the execution of a series of corporate steps, including (1) an increase of the nominal value of Stellantis’s common shares, (2) a subsequent decrease of the nominal value of Stellantis’s common shares, and (3) the distribution of cash and ordinary shares of Faurecia, to be debited to a specially designated part of Stellantis’s share premium reserve. The Distribution is subject to the approval by the general meeting of shareholders of Stellantis to be held on March 8, 2021 and is expected to be completed during the first quarter of 2021. For further information with regard to the Distribution, please refer to the section “The Distribution” of this Information Statement and the meeting materials for the general meeting of shareholders of Stellantis.
The meeting materials including the convening notice and agenda for the general meeting of shareholders of Stellantis to be held on March 8, 2021 were published by Stellantis on January 25, 2021 and are available on Stellantis’s corporate website.
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STELLANTIS IS NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND A PROXY
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Stellantis is furnishing this Information Statement solely to provide information to its shareholders, who will be entitled to receive cash and ordinary shares of Faurecia (or the cash proceeds thereof) in the Distribution. This Information Statement is not, and should not be construed as, an offer, inducement or encouragement to buy or sell any shares or other securities of Stellantis or Faurecia in any jurisdiction.
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Neither the U.S. Securities and Exchange Commission nor any other securities commission has approved or disapproved of the Distribution or passed upon the accuracy or adequacy of this Information Statement or any document referred to herein. Any representation to the contrary may be a criminal offense.
In addition to the meeting materials for the general meeting of shareholders of Stellantis, Stellantis has prepared this Information Statement to explain the Distribution to its shareholders, who may be entitled to receive ordinary shares of Faurecia in the Distribution if approved by the general meeting of shareholders of Stellantis. As a foreign private issuer, Stellantis is exempt from the requirements of the U.S. Securities and Exchange Act of 1934, as amended, concerning proxy solicitations and information statements.

TABLE OF CONTENTS

CERTAIN DEFINED TERMS	1
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS	1
IMPORTANT INFORMATION	2
ABOUT FAURECIA	3
MARKET PRICES OF FAURECIA ORDINARY SHARES	4
THE DISTRIBUTION	5
CERTAIN TAX CONSEQUENCES OF THE DISTRIBUTION	8
RESPONSIBILITY STATEMENT	40
WHERE YOU CAN FIND MORE INFORMATION	40

CERTAIN DEFINED TERMS
In this information statement, unless otherwise specified, the terms “we,” “our,” “us,” the “Group,” the “Company” and “Stellantis” refer to Stellantis N.V., together with its subsidiaries. References to “Faurecia” refer solely to Faurecia S.E. See “Note on Presentation” below for additional information regarding the financial presentation.
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
This Information Statement contains forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “intend”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on Stellantis’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, risks and uncertainties.
Any forward-looking statements contained in this document speak only as of the date of this document and Stellantis undertakes no obligation to update or revise publicly forward-looking statements.

IMPORTANT INFORMATION

You should carefully consider the following important information and all the other information contained in this Information Statement in evaluating the Distribution and an investment in the ordinary shares of Faurecia.
Stellantis shareholders that may have invested in Stellantis for exposure to the global automobile business may not wish to invest in an automotive supplier. For this or other reasons, the ordinary shares of Faurecia that Stellantis will distribute to holders of Stellantis common shares in the Distribution may immediately be sold in the public market. Moreover, index funds that hold Stellantis shares may be required to sell the Faurecia ordinary shares that they receive in the Distribution. The sales of significant amounts of Faurecia ordinary shares or the perception in the market that these sales will occur could adversely affect the market price of such shares.
In addition, Faurecia may not publish or report financial and other information similar to those published by Stellantis. Moreover, there may be less information published by security analysts related to Faurecia.
There are differences between your current rights as a holder of Stellantis common shares and the rights to which you will be entitled as a holder of Faurecia ordinary shares. In addition, while the Stellantis common shares are currently listed on the New York Stock Exchange, Mercato Telematico Azionario and Euronext Paris, the ordinary shares of Faurecia are only listed on Euronext Paris.
If you hold Stellantis common shares in a DTC participant account or as a registered holder on the Stellantis share register, you will need to take additional steps in order to obtain delivery of the Faurecia ordinary shares to which you are entitled. See “The Distribution―Settlement Mechanics―Additional Steps for Stellantis DTC Holders and Holders of Stellantis Shares in Registered Form”.

ABOUT FAURECIA
Faurecia is a leading automotive equipment supplier headquartered in Nanterre, France. Faurecia develops, manufactures and markets automotive equipment through four main business lines: Seating (which comprises the production of seat components and the development of safety solutions), Interiors (which comprises the production of instrument panels, central consoles and door panels), Clean Mobility (which comprises the production of a range of complete pollution control systems) and Clarion Electronics (which comprises the development of connectivity systems and human machine interface solutions).
•Seating. Faurecia designs and assembles seats and manufactures seat components, including frames, adjustment mechanisms, foams and upholstery, as well as comfort and safety accessories. In addition, Faurecia is developing solutions for safety and comfort through joint arrangements with other players in the automotive safety market (such as ZF, a global car systems supplier) and in heat and temperature management (such as Mahle, a global automotive parts manufacturer).
•Interiors. Faurecia designs and produces instrument panels, central consoles and door panels. Faurecia also develops solutions in the areas of smart surfaces, infotainment and human machine interfaces designed to handle human-machine interactions. The expertise of Parrot Automotive, a wholly owned subsidiary of Faurecia that is dedicated to designing and developing infotainment products, and Coagent, a joint-venture controlled by Faurecia dedicated to developing integrated in-vehicle infotainment solutions supports Faurecia’s focus on technological development.
•Clean mobility. Faurecia engineers, manufactures and markets a range of complete pollution control systems. To comply with tightening international emissions standards, Faurecia has a portfolio of technologies for passenger vehicles as well as commercial vehicles and trucks.
•Clarion Electronics. In 2019, Faurecia acquired the Japanese company Clarion, which develops connectivity and on-board infotainment systems, digital audio solutions, human machine interfaces solutions, advanced driver assistance systems and cloud services. As a result of this acquisition, Faurecia launched a fourth business group known as Clarion Electronics, which brought Clarion together with Parrot Automotive and Coagent Electronics.

Faurecia’s registered office is at 23-27, avenue des Champs-Pierreux, 92000, Nanterre, France and has been registered with the Nanterre Trade and Companies Registry under number 542 005 376. Faurecia’s largest shareholder as of the date of this information statement is Stellantis, holding approximately 39 percent of the ordinary shares in Faurecia, which is intended to be distributed to holders of Stellantis common shares in the context of the Distribution.
Faurecia publishes annual reports and half-yearly financial reports on its corporate website at https://www.faurecia.com. See “Where You Can Find More Information”. The information contained on or that can be accessed through Faurecia’s corporate website is not incorporated by reference into this information statement, and you should not consider information on Faurecia’s corporate website to be part of this information statement.

MARKET PRICES OF FAURECIA ORDINARY SHARES
Faurecia ordinary shares are listed and traded on Euronext in Paris under the symbol “EO”, and trade and settle under the ISIN code FR0000121147. The ordinary shares of Faurecia do not trade under a CUSIP.
On February 15, 2021, the closing market price of Faurecia ordinary shares (as reported by Euronext Paris) was €44.85. The following table presents for the periods indicated the highest and lowest closing market prices per share within such periods as reported on Euronext Paris for Faurecia ordinary shares:

	Price per ordinary share on Euronext Paris
	High	Low
	(in €)
Year ended December 31, 2019
First Quarter 2019	44.08	30.32
Second Quarter 2019	48.22	33.07
Third Quarter 2019	47.02	35.18
Fourth Quarter 2019	50.64	39.69
Year ended December 31, 2020
First Quarter 2020	48.54	22.50
Second Quarter 2020	38.71	24.36
Third Quarter 2020	42.50	32.89
Fourth Quarter 2020	42.72	31.51
Month ended
January 2021	45.27	38.39
February 2021 (through February 15)	44.85	42.82

THE DISTRIBUTION
Steps of the Distribution
Stellantis proposes to distribute to its shareholders (i) a distribution in kind, consisting of up to 54,297,006 Faurecia ordinary shares held by Stellantis following the cross-border merger of PSA with and into FCA, representing approximately 39 percent of the share capital of Faurecia, and (ii) a distribution in cash of up to Euro 308 million, equal to the proceeds of the sale of 9,663,000 ordinary shares of Faurecia, representing approximately seven percent of the share capital of Faurecia, which sale was completed by PSA on October 29, 2020.
The board of directors of Stellantis approved the Distribution at its meeting held on January 17, 2021, subject to the approval of the general meeting of shareholders of Stellantis to be held on March 8, 2021. Stellantis intends to accomplish the Distribution through the following steps.
•Capital Increase. As a first step, the issued share capital of Stellantis will be increased through an increase of the nominal value of the Stellantis common shares from Euro 0.01 per Stellantis common share to Euro 1.61 per Stellantis common share (the “Capital Increase”). The Capital Increase is intended to equal the value of the Distribution taking into account the following factors: (i) the expected fair market value of the Faurecia ordinary shares at the time of the Distribution, (ii) the value of the Faurecia Sale Proceeds, and (iii) a buffer to cover any unexpected increases in the value of the Faurecia ordinary shares. The Capital Increase will be debited to the share premium reserve of Stellantis and will not create any additional payment obligations for the shareholders of Stellantis. The Capital Increase was approved by the extraordinary general meeting of the shareholders of FCA held on January 4, 2021 and will be implemented by the board of directors of Stellantis as described below.
•Capital Reduction. As a second step, the issued share capital of Stellantis will be decreased by reducing the nominal value of the Stellantis common shares from Euro 1.61 per Stellantis common share to the original value of Euro 0.01 per Stellantis common share (the “Capital Reduction”). The Capital Reduction was also approved by the extraordinary general meeting of the shareholders of FCA held on January 4, 2021. Pursuant to Dutch law, the implementation of the Capital Reduction is subject to compliance with certain formalities, including the expiration of a two-month creditor opposition period. When such formalities have been met, the board of directors of Stellantis will proceed with the implementation of the Capital Reduction. The Capital Reduction will be credited to a specifically designated part of the share premium reserve of Stellantis, which will be separately recorded in the books of Stellantis.
•Distribution. As a third and final step, promptly following the implementation of the Capital Increase and the Capital Reduction, Stellantis will effect the Distribution subject to approval by the general meeting of shareholders of Stellantis.
The Distribution is subject to the approval of the general meeting of shareholders of Stellantis, which is scheduled to be held on March 8, 2021 and the fulfillment of certain Dutch corporate law requirements as described above.
Stellantis currently expects that the Distribution will be completed through the steps described above during the first quarter of 2021.

Terms of the Distribution
The record date for the Distribution will be announced by Stellantis and will be made available on the investor relations page of the corporate website of Stellantis, subject to the approval of the Distribution by the general meeting of shareholders of Stellantis.
Based on the number of Stellantis common shares outstanding as of February 16, 2021, Stellantis expects that holders of its common shares will be entitled to 0.017029 ordinary shares of Faurecia for each common share of Stellantis they hold on the record date for the Distribution (the “Distribution Ratio”). The final Distribution Ratio will be determined at the record date based on the number of Stellantis common shares outstanding and the number of Faurecia ordinary shares to be distributed at such time. No fractions of a Faurecia ordinary share will be distributed and cash representing the pro-rata value of the fractional shares will instead be distributed to holders of Stellantis common shares who would have otherwise been entitled to receive such fractions of a Faurecia ordinary share as a result of the Distribution. Where applicable, such values will be net of any fees or costs associated with the sale of the aggregated fractional entitlements.
In addition, as part of the Distribution, Stellantis will distribute in cash to its shareholders an amount up to the Faurecia Sale Proceeds. Based on the current number of Stellantis common shares outstanding, Stellantis expects that holders of its common shares will be entitled to Euro 0.096677 for each common share of Stellantis they hold on the record date for the Distribution. The final amount per share of this cash distribution will be determined at the record date based on the number of Stellantis common shares outstanding at such time. Holders of Stellantis common shares traded on the New York Stock Exchange will receive the cash distribution in U.S. dollars at the official U.S. dollar/Euro exchange rate reported as of the second day before the ex-date or the day preceding the ex-date by the European Central Bank.
Settlement Mechanics
If you are entitled to receive Faurecia ordinary shares in bearer (“au porteur”) or in administrative registered form (“nominatif administré”) in the Distribution and you hold Stellantis common shares in a Euroclear France participant account, you will receive those shares through the intermediary or nominee (bank, stockbroker, etc.) through which you currently hold your Stellantis common shares.
If you are entitled to receive Faurecia ordinary shares in the Distribution and you hold Stellantis common shares in the Euroclear France Stellantis sub register managed by SGSS in pure registered form (“nominatif pur”), you will receive Faurecia shares, through an account, in pure registered form (“nominatif pur”) in Faurecia register managed by CACEIS.
If you are entitled to receive Faurecia ordinary shares in the Distribution and you hold Stellantis common shares in a Monte Titoli participant account, you will receive those shares through the intermediary or nominee (bank, stockbroker, etc.) through which you currently hold your Stellantis common shares.
If you are entitled to receive Faurecia ordinary shares in the Distribution and you hold Stellantis common shares in the Italian segment of Stellantis’s loyalty share register, you will receive Faurecia shares through Computershare S.p.A. (Italy) in your elected Monte Titoli participant account, and if you hold Stellantis common shares in the French segment of Stellantis’s loyalty share register you will receive Faurecia shares, through an account, in pure registered form (“nominatif pur”) in Faurecia’s register managed by CACEIS.
Additional Steps for Stellantis DTC Holders and Holders of Stellantis Shares in Registered Form

The ordinary shares of Faurecia are not currently eligible for clearing and settlement through DTC or on a register maintained in the United States. Therefore, if you are entitled to receive Faurecia ordinary shares in the Distribution and you hold Stellantis common shares in a DTC participant account or directly on the Stellantis share register, you will need to provide details of a securities account with an intermediary participating in Euroclear France on which the Faurecia ordinary shares may be delivered. Stellantis will make available an online election facility for you to make such election, and additional information in this respect will be published on Stellantis’s corporate website. If you fail to make such election in a timely manner, Stellantis will be unable to deliver any Faurecia ordinary shares to you. Therefore, following the Distribution, Stellantis will take whatever measures it will deem practicable with respect to the Faurecia ordinary shares which you would otherwise have been entitled to receive, including potentially appointing a broker to sell such shares in the market. In that event, your pro-rata portion of the aggregate proceeds from all sales for DTC holders and holders of Stellantis shares in registered form will be delivered to you, net of all transaction costs including brokerage, administration and foreign exchange fees by check, unless a valid wire instruction has been provided via the online election facility. There is no assurance regarding whether and when any such sale will be carried out or the proceeds will be distributed, the price per share that may be realized in the market, or the transaction costs that will be incurred. Stellantis DTC holders and holders of Stellantis shares in registered form that do not have access to an account with an intermediary participating in Euroclear France may also use the online election facility to provide their bank account details into which any pro-rata sale proceeds (net of all transaction costs including brokerage, administration and foreign exchange fees) may be paid. Failure to provide valid bank account details or a valid election to receive your Faurecia ordinary shares into an account with an intermediary participating in Euroclear France will result in such net sale proceeds being issued by check.
Any Stellantis shareholder that holds Stellantis common shares through a bank, broker or other intermediary or nominee, should contact that institution directly.
The ordinary shares of Faurecia are expected to be credited to the securities accounts of holders of Stellantis common shares promptly following completion of the Distribution, depending on each Stellantis shareholder custodian/depositary.
Further information regarding the Distribution will be made available on the investor relations page of the corporate website of Stellantis.

CERTAIN TAX CONSEQUENCES OF THE DISTRIBUTION
Certain U.S. federal, Dutch, Italian, French and U.K. tax consequences of the Distribution are discussed herein. This information is not intended as tax advice. You should consult your tax advisor as to the specific tax consequences to you of the Distribution under applicable tax laws.
Material U.S. Federal Income Tax Considerations
General
The following discussion sets forth the material U.S. federal income tax consequences of the Distribution and of owning Faurecia ordinary shares to a U.S. shareholder (as defined below). This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the regulations of the U.S. Treasury Department and court and administrative rulings and decisions in effect on the date of this information statement. These laws may change, possibly retroactively, and any change could affect the continuing validity of this discussion.
This discussion assumes that you hold your shares as “capital assets” within the meaning of Section 1221 of the Code. This discussion is not a complete description of all of the U.S. federal income tax consequences of the Distribution and of owning Faurecia ordinary shares, and, in particular, does not address any tax consequences arising under the unearned income Medicare contribution tax enacted pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction, or under any U.S. federal laws other than those pertaining to the income tax. Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your individual circumstances or that may be applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:
•a bank or other financial institution;
•a tax-exempt organization;
•a real estate investment trust or real estate mortgage investment conduit;
•an entity or arrangement classified as a partnership for U.S. federal income tax purposes or other pass-through entity such as a subchapter S corporation (or an investor in such an entity or arrangement);
•an insurance company;
•a regulated investment company or a mutual fund;
•a regulated investment company;
•a dealer or broker in stocks and securities, or currencies;
•a trader in securities that elects mark-to-market treatment;
•a person subject to the alternative minimum tax;

•a person that received shares through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;
•a shareholder of options granted under any Stellantis or Faurecia benefit plan;
•a person that has a functional currency other than the U.S. dollar;
•a shareholder who owns or has owned (in each case, applying certain attribution rules) 5% or more of Stellantis common shares or Faurecia ordinary shares (by vote or value);
•a controlled foreign corporation or passive foreign investment company (“PFIC”);
•a person that holds shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction; or
•a U.S. expatriate.
For purposes of this discussion, the term “U.S. shareholder” is used to mean, with respect to Stellantis or Faurecia, respectively, a beneficial owner of Stellantis common shares or Faurecia ordinary shares that is for U.S. federal income tax purposes:
•a citizen or resident of the United States;
•a corporation, or any entity treated as a corporation, created or organized under the laws of the United States or any of its political subdivisions;
•a trust that (i) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or
•an estate that is subject to U.S. federal income tax on its income regardless of its source.
If an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds Stellantis common shares or Faurecia ordinary shares, the tax treatment of a partner will generally depend on the status of the partners and the activities of the partnership. If you are a partner of a partnership holding Stellantis common shares or Faurecia ordinary shares, you should consult your own tax advisors.
ALL SHAREHOLDERS OF STELLANTIS COMMON SHARES OR FAURECIA ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE DISTRIBUTION AND OF OWNING AND DISPOSING OF FAURECIA ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.
U.S. Federal Income Tax Consequences of The Distribution

Under the U.S. federal income tax laws, and subject to the discussion of PFIC taxation below, a U.S. shareholder must include in its gross income the gross amount of any dividend paid by Stellantis to the extent of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Dividends will be taxed as ordinary income to the extent that they are paid out of Stellantis’s current or accumulated earnings and profits. Dividends paid to a non-corporate U.S. shareholder by certain “qualified foreign corporations” that constitute qualified dividend income are taxable to the shareholder at the preferential rates applicable to long-term capital gains provided that the shareholder holds the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. For this purpose, stock of Stellantis will be treated as stock of a qualified foreign corporation if Stellantis is eligible for the benefits of an applicable comprehensive income tax treaty with the United States or if such stock is listed on an established securities market in the United States. The common shares of Stellantis are listed on the NYSE and Stellantis expects that it will be eligible for the benefits of such a treaty. Accordingly, subject to the discussion of PFIC taxation below, Stellantis expects that the dividends it pays with respect to the Distribution will constitute qualified dividend income, assuming the U.S. shareholder’s holding period requirements are met.
A U.S. shareholder must include any foreign tax withheld from the dividend payment in this gross amount even though the shareholder does not in fact receive the amount withheld. The dividend is taxable to a U.S. shareholder when the U.S. shareholder receives the dividend, actually or constructively.
The dividend will not be eligible for the dividends-received deduction allowed to U.S. corporations in respect of dividends received from other U.S. corporations.
Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, are treated as a non-taxable return of capital to the extent of the U.S. shareholder’s basis in the shares of Stellantis stock, causing a reduction in the U.S. shareholder’s adjusted basis in Stellantis stock, and thereafter as capital gain. However, Stellantis does not calculate earnings and profits in accordance with U.S. federal income tax principles. Accordingly, U.S. shareholders should expect to treat the Distribution as a dividend.
Subject to certain limitations, any non-U.S. tax withheld and paid over to a non-U.S. taxing authority is eligible for credit against a U.S. shareholder’s U.S. federal income tax liability except to the extent a refund of the tax withheld is available to the U.S. shareholder under non-U.S. tax law or under an applicable tax treaty. The amount allowed to a U.S. shareholder as a credit is limited to the amount of the U.S. shareholder’s U.S. federal income tax liability that is attributable to income from sources outside the U.S. and is computed separately with respect to different types of income that the U.S. shareholder receives from non-U.S. sources. Subject to the discussion below regarding Section 904(h) of the Code, dividends paid by Stellantis will be foreign source income and depending on the circumstances of the U.S. shareholder, will be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to a U.S. shareholder.

Under Section 904(h) of the Code, dividends paid by a foreign corporation that is treated as 50 percent or more owned, by vote or value, by U.S. persons may be treated as U.S. source income (rather than foreign source income) for foreign tax credit purposes, to the extent the foreign corporation earns U.S. source income. In certain circumstances, U.S. shareholders may be able to choose the benefits of Section 904(h)(10) of the Code and elect to treat dividends that would otherwise be U.S. source dividends as foreign source dividends, but in such a case the foreign tax credit limitations would be separately determined with respect to such “resourced” income. In general, therefore, the application of Section 904(h) of the Code may adversely affect a U.S. shareholder’s ability to use foreign tax credits. Stellantis does not believe that it will be 50 percent or more owned by U.S. persons, but this conclusion is a factual determination and is subject to change; no assurance can therefore be given that Stellantis may not be treated as 50 percent or more owned by U.S. persons for purposes of Section 904(h) of the Code. U.S. shareholders are strongly urged to consult their own tax advisors regarding the possible impact if Section 904(h) of the Code should apply.
PFIC Considerations
Stellantis believes that its common shares will not be stock of a PFIC for U.S. federal income tax purposes, but this conclusion is based on a factual determination made annually and thus is subject to change. As discussed in greater detail below, if Stellantis common shares were to be treated as stock of a PFIC, gain realized (subject to the discussion below regarding a mark-to-market election) on the sale or other disposition of Stellantis common shares would not be treated as capital gain, and a U.S. shareholder would be treated as if such U.S. shareholder had realized such gain and certain “excess distributions” ratably over the U.S. shareholder’s holding period for its Stellantis common shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, a U.S. shareholder’s Stellantis common shares would be treated as stock in a PFIC if Stellantis were a PFIC at any time during such U.S. shareholder’s holding period in the shares. Dividends received from Stellantis would not be eligible for the special tax rates applicable to qualified dividend income if Stellantis were treated as a PFIC in the taxable years in which the dividends are paid or in the preceding taxable year (regardless of whether the U.S. shareholder held Stellantis common shares in such year) but instead would be taxable at rates applicable to ordinary income.
Stellantis would be a PFIC with respect to a U.S. shareholder if for any taxable year in which the U.S. shareholder held Stellantis common shares, after the application of applicable “look-through rules”:
•75 percent or more of Stellantis’s gross income for the taxable year consists of “passive income” (including dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business, as defined in applicable Treasury Regulations); or
•at least 50 percent of its assets for the taxable year (averaged over the year and determined based upon value) produce or are held for the production of passive income.
Because the determination whether a foreign corporation is a PFIC is primarily factual and there is little administrative or judicial authority on which to rely to make a determination, the IRS might not agree that Stellantis is not a PFIC. Moreover, no assurance can be given that Stellantis would not become a PFIC for any future taxable year.

If Stellantis were to be treated as a PFIC for any taxable year (and regardless of whether Stellantis remains a PFIC for subsequent taxable years), each U.S. shareholder that is treated as owning Stellantis common shares for purposes of the PFIC rules (i) would be liable to pay U.S. federal income tax at the highest applicable income tax rates on (a) ordinary income upon the receipt of excess distributions (the portion of any distributions received by the U.S. shareholder on Stellantis common shares in a taxable year in excess of 125 percent of the average annual distributions received by the U.S. shareholder in the three preceding taxable years or, if shorter, the portion of the U.S. shareholder’s holding period for the Stellantis common shares that preceded the taxable year of the distribution) and (b) on any gain from the disposition of Stellantis common shares, plus interest on such amounts, as if such excess distributions or gain had been recognized ratably over the U.S. shareholder’s holding period of the Stellantis common shares, and (ii) may be required to annually file Form 8621 with the IRS reporting information concerning Stellantis.
If Stellantis were to be treated as a PFIC for any taxable year and provided that Stellantis common shares are treated as “marketable stock” within the meaning of applicable Treasury Regulations, which Stellantis believes will be the case, a U.S. shareholder may make a mark-to-market election. Under a mark-to-market election, any excess of the fair market value of the Stellantis common shares at the close of any taxable year over the U.S. shareholder’s adjusted tax basis in the Stellantis common shares is included in the U.S. shareholder’s income as ordinary income. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. In addition, the excess, if any, of the U.S. shareholder’s adjusted tax basis at the close of any taxable year over the fair market value of the Stellantis common shares is deductible in an amount equal to the lesser of the amount of the excess or the amount of the net mark-to-market gains that the U.S. shareholder included in income in prior years. A U.S. shareholder’s tax basis in Stellantis common shares would be adjusted to reflect any such income or loss. Gain realized on the sale, exchange or other disposition of Stellantis common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of Stellantis common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. shareholder. It is not expected that the special voting shares would be treated as “marketable stock” and eligible for the mark-to-market election.
The adverse consequences of owning stock in a PFIC could also be mitigated if a U.S. shareholder makes a valid “qualified electing fund” election, or QEF election, which, among other things, would require a U.S. shareholder to include currently in income its pro rata share of the PFIC’s net capital gain and ordinary earnings, based on earnings and profits as determined for U.S. federal income tax purposes. Because of the administrative burdens involved, Stellantis does not intend to provide information to its shareholders that would be required to make such election effective.
A U.S. shareholder which holds Stellantis common shares during a period when Stellantis is a PFIC will be subject to the foregoing rules for that taxable year and all subsequent taxable years with respect to that U.S. shareholder’s holding of Stellantis common shares, even if Stellantis ceases to be a PFIC, subject to certain exceptions for U.S. shareholders which made a mark-to-market or QEF election. U.S. shareholders are strongly urged to consult their tax advisors regarding the PFIC rules, and the potential tax consequences to them if Stellantis were determined to be a PFIC.
U.S. Federal Income Tax Consequences of Owning Faurecia Ordinary Shares
Taxation of Dividends

Under the U.S. federal income tax laws, and subject to the discussion of PFIC taxation below, a U.S. shareholder must include in its gross income the gross amount of any dividend paid by Faurecia to the extent of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Dividends will be taxed as ordinary income to the extent that they are paid out of Faurecia’s current or accumulated earnings and profits. Dividends paid to a non-corporate U.S. shareholder by certain “qualified foreign corporations” that constitute qualified dividend income are taxable to the shareholder at the preferential rates applicable to long-term capital gains provided that the shareholder holds the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. For this purpose, stock of Faurecia will be treated as stock of a qualified foreign corporation if Faurecia is eligible for the benefits of an applicable comprehensive income tax treaty with the United States. While Stellantis, based on publicly available information, expects that Faurecia will be eligible for the benefits of such a treaty, this is a factual determination based on facts and circumstances in the control of Faurecia (and not Stellantis), and therefore there can be no assurance that Faurecia will be eligible for the benefits of such a treaty. Accordingly, subject to the discussion of PFIC taxation below, Stellantis expects that the dividends Faurecia pays with respect to the shares will constitute qualified dividend income, assuming the U.S. shareholder’s holding period requirements are met, but there can be no assurance that such dividends will constitute qualified dividend income.
A U.S. shareholder must include any foreign tax withheld from the dividend payment in this gross amount even though the shareholder does not in fact receive the amount withheld. The dividend is taxable to a U.S. shareholder when the U.S. shareholder receives the dividend, actually or constructively.
The dividend will not be eligible for the dividends-received deduction allowed to U.S. corporations in respect of dividends received from other U.S. corporations.
Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the U.S. shareholder’s basis in Faurecia ordinary shares, causing a reduction in the U.S. shareholder’s adjusted basis in Faurecia ordinary shares, and thereafter as capital gain. Stellantis is in no position to advise as to whether Faurecia will calculate earnings and profits in accordance with U.S. federal income tax principles. Accordingly, U.S. shareholders should consult with their tax advisors on whether and to what extent to treat distributions from Faurecia as dividends.
Subject to certain limitations, any non-U.S. tax withheld and paid over to a non-U.S. taxing authority is eligible for credit against a U.S. shareholder’s U.S. federal income tax liability except to the extent a refund of the tax withheld is available to the U.S. shareholder under non-U.S. tax law or under an applicable tax treaty. The amount allowed to a U.S. shareholder as a credit is limited to the amount of the U.S. shareholder’s U.S. federal income tax liability that is attributable to income from sources outside the U.S. and is computed separately with respect to different types of income that the U.S. shareholder receives from non-U.S. sources. Subject to the discussion below regarding Section 904(h) of the Code, dividends paid by Faurecia will generally be foreign source income and depending on the circumstances of the U.S. shareholder, will generally be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to a U.S. shareholder.

Under Section 904(h) of the Code, dividends paid by a foreign corporation that is treated as 50 percent or more owned, by vote or value, by U.S. persons may be treated as U.S. source income (rather than foreign source income) for foreign tax credit purposes, to the extent the foreign corporation earns U.S. source income. In certain circumstances, U.S. shareholders may be able to choose the benefits of Section 904(h)(10) of the Code and elect to treat dividends that would otherwise be U.S. source dividends as foreign source dividends, but in such a case the foreign tax credit limitations would be separately determined with respect to such “resourced” income. In general, therefore, the application of Section 904(h) of the Code may adversely affect a U.S. shareholder’s ability to use foreign tax credits. Stellantis is in no position to advise as to whether Faurecia will be 50 percent or more owned by U.S. persons. Accordingly, no assurance can therefore be given that Faurecia may not be treated as 50 percent or more owned by U.S. persons for purposes of Section 904(h) of the Code. U.S. shareholders are strongly urged to consult their own tax advisors regarding the possible impact if Section 904(h) of the Code should apply.
Taxation of Capital Gains
Subject to the discussion of PFIC taxation below, a U.S. shareholder that sells or otherwise disposes of its Faurecia ordinary shares will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount that the U.S. shareholder realizes and the U.S. shareholder’s tax basis in those shares. Capital gain of a non-corporate U.S. shareholder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will be U.S. source income or loss for foreign tax credit limitation purposes. The deduction of capital losses is subject to limitations.
PFIC Considerations
While Stellantis, based on publicly available information, expects that Faurecia ordinary shares will not be stock of a PFIC for U.S. federal income tax purposes, PFIC status is based on a factual determination made annually based on facts and circumstances in the control of Faurecia and others (and not Stellantis) and thus Faurecia’s PFIC status is subject to change and there can be no assurance that Faurecia ordinary shares will not be stock of a PFIC. As discussed in greater detail below, if Faurecia ordinary shares were to be treated as stock of a PFIC, gain realized (subject to the discussion below regarding a mark-to-market election) on the sale or other disposition of Faurecia ordinary shares would not be treated as capital gain, and a U.S. shareholder would be treated as if such U.S. shareholder had realized such gain and certain “excess distributions” ratably over the U.S. shareholder’s holding period for its Faurecia ordinary shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, a U.S. shareholder’s Faurecia ordinary shares would be treated as stock in a PFIC if Faurecia were a PFIC at any time during such U.S. shareholder’s holding period in the shares. Dividends received from Faurecia would not be eligible for the special tax rates applicable to qualified dividend income if Faurecia were treated as a PFIC in the taxable years in which the dividends are paid or in the preceding taxable year (regardless of whether the U.S. shareholder held Faurecia ordinary shares in such year) but instead would be taxable at rates applicable to ordinary income.
Faurecia would be a PFIC with respect to a U.S. shareholder if for any taxable year in which the U.S. shareholder held Faurecia ordinary shares, after the application of applicable “look-through rules”:

•75 percent or more of Faurecia’s gross income for the taxable year consists of “passive income” (including dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business, as defined in applicable Treasury Regulations); or
•at least 50 percent of its assets for the taxable year (averaged over the year and determined based upon value) produce or are held for the production of passive income.
Because the determination whether a foreign corporation is a PFIC is primarily factual and there is little administrative or judicial authority on which to rely to make a determination, the IRS might not agree that Faurecia is not a PFIC. Moreover, no assurance can be given that Faurecia would not become a PFIC for any future taxable year.
If Faurecia were to be treated as a PFIC for any taxable year (and regardless of whether Faurecia remains a PFIC for subsequent taxable years), each U.S. shareholder that is treated as owning Faurecia ordinary shares for purposes of the PFIC rules (i) would be liable to pay U.S. federal income tax at the highest applicable income tax rates on (a) ordinary income upon the receipt of excess distributions (the portion of any distributions received by the U.S. shareholder on Faurecia ordinary shares in a taxable year in excess of 125 percent of the average annual distributions received by the U.S. shareholder in the three preceding taxable years or, if shorter, the portion of the U.S. shareholder’s holding period for the Faurecia ordinary shares that preceded the taxable year of the distribution) and (b) on any gain from the disposition of Faurecia ordinary shares, plus interest on such amounts, as if such excess distributions or gain had been recognized ratably over the U.S. shareholder’s holding period of the Faurecia ordinary shares, and (ii) may be required to annually file Form 8621 with the IRS reporting information concerning Faurecia.
If Faurecia were to be treated as a PFIC for any taxable year and provided that Faurecia ordinary shares are treated as “marketable stock” within the meaning of applicable Treasury Regulations, on which Stellantis is in no position to advise, a U.S. shareholder may make a mark-to-market election. Under a mark-to-market election, any excess of the fair market value of the Faurecia ordinary shares at the close of any taxable year over the U.S. shareholder’s adjusted tax basis in the Faurecia ordinary shares is included in the U.S. shareholder’s income as ordinary income. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. In addition, the excess, if any, of the U.S. shareholder’s adjusted tax basis at the close of any taxable year over the fair market value of the Faurecia ordinary shares is deductible in an amount equal to the lesser of the amount of the excess or the amount of the net mark-to-market gains that the U.S. shareholder included in income in prior years. A U.S. shareholder’s tax basis in Faurecia ordinary shares would be adjusted to reflect any such income or loss. Gain realized on the sale, exchange or other disposition of Faurecia ordinary shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of Faurecia ordinary shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. shareholder.
The adverse consequences of owning stock in a PFIC could also be mitigated if a U.S. shareholder makes a valid “qualified electing fund” election, or QEF election, which, among other things, would require a U.S. shareholder to include currently in income its pro rata share of the PFIC’s net capital gain and ordinary earnings, based on earnings and profits as determined for U.S. federal income tax purposes. Stellantis cannot advise as to whether Faurecia will provide information to its shareholders that would be required to make such election effective.

A U.S. shareholder which holds Faurecia ordinary shares during a period when Faurecia is a PFIC will be subject to the foregoing rules for that taxable year and all subsequent taxable years with respect to that U.S. shareholder’s holding of Faurecia ordinary shares, even if Faurecia ceases to be a PFIC, subject to certain exceptions for U.S. shareholders which made a mark-to-market or QEF election. U.S. shareholders are strongly urged to consult their tax advisors regarding the PFIC rules, and the potential tax consequences to them if Faurecia were determined to be a PFIC.
Information Reporting and Backup Withholding
Information reporting requirements for a non-corporate U.S. shareholder, on IRS Form 1099, will apply to:
•dividend payments or other taxable distributions made to such U.S. shareholder within the U.S.; and
•the payment of proceeds to such U.S. shareholder from the sale of Faurecia ordinary shares effected at a U.S. office of a broker.
Additionally, backup withholding (currently at a 24 percent rate) may apply to such payments to a non-corporate U.S. shareholder that:
•fails to provide an accurate taxpayer identification number;
•(in the case of dividends) is notified by the IRS that such U.S. shareholder has failed to report all interest and dividends required to be shown on such U.S. shareholder’s federal income tax returns; or
•in certain circumstances, fails to comply with applicable certification requirements.
A person may obtain a refund of any amounts withheld under the backup withholding rules that exceed the person’s income tax liability by properly filing a refund claim with the IRS.
Information with Respect to Foreign Financial Assets
Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some cases, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons; (ii) financial instruments and contracts that have non-U.S. issuers or counterparties; and (iii) interests in foreign entities. U.S. shareholders are urged to consult their tax advisors regarding the application of this legislation to their ownership of Faurecia ordinary shares.
This summary of material U.S. federal income tax consequences to Stellantis shareholders and Faurecia shareholders is not tax advice. The determination of the actual tax consequences to a shareholder of Faurecia ordinary shares and Stellantis common shares will depend on the shareholder’s specific situation. Shareholders of Faurecia ordinary shares and Stellantis common shares should consult their own tax advisors as to the tax consequences in their particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign or other tax laws and of changes in those laws.

Material Netherlands Tax Consequences
This summary solely addresses the material Dutch tax consequences of
1.the Distribution by Stellantis to holders of Stellantis common shares; and
2.the ownership and disposal of Faurecia ordinary shares.
It does not purport to describe every aspect of Dutch taxation that may be relevant to a particular holder of shares in Stellantis and/or Faurecia in special circumstances or who is subject to special treatment under applicable law. Tax matters are complex, and the tax consequences of the Distribution to a particular holder of Stellantis common shares and the ownership and disposal of Faurecia ordinary shares will depend in part on such holder’s circumstances. Accordingly, a holder is urged to consult his own tax advisor for a full understanding of the tax consequences of the Dutch tax consequences of the Distribution and the ownership and disposal of Faurecia ordinary shares, in his particular circumstances.

Where in this summary English terms and expressions are used to refer to Dutch concepts, the meaning to be attributed to such terms and expressions will be the meaning attributed to the equivalent Dutch concepts under Dutch tax law. Where in this summary the terms “the Netherlands” and “Dutch” are used, these refer solely to the European part of the Kingdom of the Netherlands. This summary assumes that Stellantis and Faurecia are organized and that their respective business will be conducted, in the manner outlined in this document. A change to such organisational structure or to the manner in which Stellantis or Faurecia conducts its business may invalidate the contents of this summary, which will not be updated to reflect any such change. This summary also assumes that Stellantis at the moment of the Distribution is organized and that its business will be conducted such that Stellantis is considered to be a resident of the Netherlands for purposes of the tax treaty between the Netherlands and any other jurisdiction. A change to the organizational structure or to the manner in which Stellantis and/or Faurecia conduct their business may invalidate the contents of this section, which will not be updated to reflect any such change.

This summary is based on the tax law of the Netherlands (unpublished case law not included) as it stands as of the date of this Information Statement. The tax law upon which this summary is based, is subject to changes, possibly with retroactive effect. Any such change may invalidate the contents of this summary, which will not be updated to reflect such change.
The summary in this Dutch taxation section does not address the Dutch tax consequences for a holder of Stellantis common shares and/or Faurecia ordinary shares who:
(i)is a person who may be deemed an owner of Stellantis common shares and/or Faurecia ordinary shares for Dutch tax purposes pursuant to specific statutory attribution rules in Dutch tax law;
(ii)is, although in principle subject to Dutch corporation tax, in whole or in part, specifically exempt from that tax in connection with income from Stellantis common shares and/or Faurecia ordinary shares;
(iii)is an investment institution as defined in the Dutch Corporation Tax Act 1969;
(iv)is an entity that, although in principle subject to Dutch corporation tax, is fully or partly exempt from Dutch corporation tax;

(v)owns Stellantis common shares and/or Faurecia ordinary shares in connection with a membership of a management board or a supervisory board, an employment relationship, a deemed employment relationship or management role;
(vi)has a substantial interest in Stellantis and/or Faurecia or a deemed substantial interest in Stellantis and/or Faurecia for Dutch tax purposes. Generally, a person holds a substantial interest if (a) such person, either alone or, in the case of an individual, together with his partner or any of his relatives by blood or by marriage in the direct line (including foster-children) or of those of his partner for Dutch tax purposes, owns or is deemed to own, directly or indirectly, five percent or more of the shares or of any class of shares of Stellantis and/or Faurecia, or rights to acquire, directly or indirectly, such an interest in the shares of Stellantis and/or Faurecia or profit participating certificates relating to five percent or more of the annual profits or to five percent or more of the liquidation proceeds of Stellantis and/or Faurecia, or (b) such person’s shares, rights to acquire shares or profit participating certificates in Stellantis and/or Faurecia are held by him following the application of a non-recognition provision; or;
(vii)is for Dutch tax purposes taxable as a corporate entity and resident of Aruba, Curaçao or Sint Maarten.
Taxes on income and capital gains in connection with the Distribution
Resident holders of Stellantis common shares
A holder of Stellantis common shares who is resident or deemed to be resident in the Netherlands for Dutch tax purposes is fully subject to Dutch income tax if he is an individual or fully subject to Dutch corporation tax if it is a corporate entity, or an entity, including an association, a partnership and a mutual fund, taxable as a corporate entity, as described in the summary below.
Individuals deriving profits or deemed to be deriving profits from an enterprise
Any benefits derived or deemed to be derived from or in connection with Stellantis common shares, including any gain that may need to be recognized as a result of the Distribution, that are attributable to an enterprise from which an individual derives profits, whether as an entrepreneur or pursuant to a co-entitlement to the net value of an enterprise, other than as a shareholder, are generally subject to Dutch income tax at progressive rates up to 49.50 percent.
Individuals deriving benefits from miscellaneous activities
Any benefits derived or deemed to be derived from or in connection with Stellantis common shares, including any gain that may need to be recognized as a result of the Distribution, that constitute benefits from miscellaneous activities by an individual are generally subject to Dutch income tax at progressive rates up to 49.50 percent.
An individual may, inter alia, derive, or be deemed to derive, benefits from or in connection with Stellantis common shares that are taxable as benefits from miscellaneous activities if his investment activities go beyond regular active portfolio management.
Other individuals

If a holder of Stellantis common shares is an individual whose situation has not been discussed before in the section “—Taxes on income and capital gains from the Distribution — Resident holders of Stellantis common shares”, the value of his Stellantis common shares forms part of the yield basis for purposes of tax on benefits from savings and investments. A deemed benefit, which is determined on the basis of progressive rates starting from 1.9 percent up to 5.69 percent per annum of this yield basis, is taxed at the rate of 31 percent. Actual benefits derived from or in connection with his Stellantis common shares, including any gain that may need to be recognized as a result of the Distribution are not subject to Dutch income tax.
Corporate entities
Any benefits derived or deemed to be derived from or in connection with Stellantis common shares that are held by a corporate entity, or an entity, including an association, a partnership and a mutual fund, taxable as a corporate entity, including any gain that may need to be recognized as a result of the Distribution are generally subject to Dutch corporation tax.
Non-resident holders of Stellantis common shares
Individuals
If a holder of Stellantis common shares is an individual who is neither resident nor deemed to be resident in the Netherlands for purposes of Dutch income tax, he will not be subject to Dutch income tax in respect of any benefits derived or deemed to be derived from or in connection with Stellantis common shares, including any gain that may need to be recognized as a result of the Distribution, except if:
(i)he derives profits from an enterprise, whether as an entrepreneur or pursuant to a co-entitlement to the net value of such enterprise, other than as a shareholder, and such enterprise is carried on, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands, and his Stellantis common shares are attributable to such permanent establishment or permanent representative; or
(ii)he derives benefits or is deemed to derive benefits from or in connection with Stellantis common shares that are taxable as benefits from miscellaneous activities performed in the Netherlands.
Corporate entities
If a holder of Stellantis common shares is a corporate entity, or an entity including an association, a partnership and a mutual fund, taxable as a corporate entity, which is neither resident, nor deemed to be resident in the Netherlands for purposes of Dutch corporation tax, it will not be subject to Dutch corporation tax in respect of any benefits derived or deemed to be derived from or in connection with Stellantis common shares, including any gain that may need to be recognized as a result of the Distribution, except if:
(i)it derives profits from an enterprise directly which is carried on, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands, and to which permanent establishment or permanent representative its Stellantis common shares are attributable; or

(ii)it derives profits pursuant to a co-entitlement to the net value of an enterprise which is managed in the Netherlands, other than as a holder of securities, and to which enterprise its Stellantis common shares are attributable.
Dividend withholding tax in connection with the Distribution
General
Stellantis is generally required to withhold Dutch dividend withholding tax at a rate of 15 percent from dividends distributed by it, subject to possible relief under Dutch domestic law, the Treaty on the Functioning of the European Union or an applicable Dutch income tax treaty depending on the tax position of a particular holder of Stellantis common shares individual circumstances.
The Distribution to the holders of Stellantis common shares will be carried out by means of a repayment of capital. A distribution by means of a repayment of capital will not be subject to Dutch dividend withholding tax, if the repayment of capital is recognized as paid-in capital for Dutch dividend withholding tax purposes and if (a) the Stellantis general meeting has resolved in advance to make such repayment and (b) the par value of the Stellantis common shares concerned has been reduced by an equal amount by way of an amendment to the Stellantis Articles of Association. On the basis that these requirements are met, the Distribution will not be subject to Dutch dividend withholding tax.
Registration taxes and duties
No Dutch registration tax, transfer tax, stamp duty or any other similar documentary tax or duty is payable in the Netherlands in respect of or in connection with the Distribution.
Taxes on income and capital gains from the ownership and disposition of the Faurecia ordinary shares
Resident holders of Faurecia ordinary shares
A holder of Faurecia ordinary shares who is resident or deemed to be resident in the Netherlands for Dutch tax purposes is fully subject to Dutch income tax if he is an individual or fully subject to Dutch corporation tax if it is a corporate entity, or an entity, including an association, a partnership and a mutual fund, taxable as a corporate entity, as described in the summary below.
Individuals deriving profits or deemed to be deriving profits from an enterprise
Any benefits derived or deemed to be derived from or in connection with Faurecia ordinary shares that are attributable to an enterprise from which an individual derives profits, whether as an entrepreneur or pursuant to a co-entitlement to the net value of an enterprise, other than as a shareholder, are generally subject to Dutch income tax at progressive rates up to 49.50 percent.
Individuals deriving benefits from miscellaneous activities
Any benefits derived or deemed to be derived from or in connection with Faurecia ordinary shares that constitute benefits from miscellaneous activities by an individual are generally subject to Dutch income tax at progressive rates up to 49.50 percent.

An individual may, inter alia, derive, or be deemed to derive, benefits from or in connection with Faurecia ordinary shares that are taxable as benefits from miscellaneous activities if his investment activities go beyond regular active portfolio management.
Other individuals
If a holder of Faurecia ordinary shares is an individual whose situation has not been discussed before in the section “—Taxes on income and capital gains from ownership and disposition of the Faurecia ordinary shares—Resident holders of Faurecia ordinary shares”, the value of his Faurecia ordinary shares forms part of the yield basis for purposes of tax on benefits from savings and investments. A deemed benefit, which is determined on the basis of progressive rates starting from 1.9 percent up to 5.69 percent per annum of this yield basis, is taxed at the rate of 31 percent. Actual benefits derived from or in connection with his Faurecia ordinary shares are not subject to Dutch income tax.
Corporate entities
Any benefits derived or deemed to be derived from or in connection with Faurecia ordinary shares that are held by a corporate entity, or an entity, including an association, a partnership and a mutual fund, taxable as a corporate entity, are generally subject to Dutch corporation tax.
Certain Italian Tax Consequences
This section describes solely certain Italian tax consequences of the Distribution, to be made by Stellantis to its shareholders of ordinary shares of Faurecia along with a cash distribution up to the amount of the Faurecia Sale Proceeds and certain Italian tax consequences of the ownership of Faurecia ordinary shares acquired pursuant to the Distribution. It does not purport to describe every aspect of Italian taxation that may be relevant to a particular holder of shares in Stellantis or Faurecia in special circumstances or who is subject to special treatment under applicable law and, in particular, does not discuss the treatment of shares that are held in connection with a permanent establishment or a fixed base through which a non-Italian resident shareholder carries on business or performs personal services in Italy.
Where in this summary English terms and expressions are used to refer to Italian concepts, the meaning to be attributed to such terms and expressions shall be the meaning to be attributed to the equivalent Italian concepts under Italian tax law. This summary assumes that Stellantis and Faurecia are organized and that their respective business will be conducted in the manner outlined in this document. A change to the organizational structure or to the manner in which Stellantis and Faurecia conduct their business may invalidate the contents of this summary, which will not be updated to reflect any such change.
For the purposes of this section, an “Italian Holder” is a beneficial owner of the Stellantis common shares or Faurecia ordinary shares that is:
–An Italian resident individual, or
–An Italian resident corporation.
This section does not address the Italian tax consequences for a holder of Stellantis common shares or Faurecia ordinary shares who is subject to special regimes, including:
–Non-profit organizations, foundations and associations that are not liable or subject to tax,

–Italian business partnerships and assimilated entities (e.g., “società in nome collettivo”, “società in accomandita semplice”),
–Italian nonbusiness partnerships (e.g., “società semplici”),
–Individuals holding the shares in connection with the exercise of a business activity (sole proprietors) or through a qualifying long-term saving plan (piano individuale di risparmio a lungo termine);
–Individuals who benefit from the Italian, forfeit regime for new residents;
–Italian real estate investment funds (fondi comuni di investimento immobiliare) and Italian real estate SICAFs (società di investimento a capitale fisso immobiliari).
In addition, where specified, this section also applies to Italian pension funds, Italian investment funds (fondi comuni di investimento mobiliare), società di investimento a capitale variabile (SICAVs) and società di investimento a capitale fisso (SICAFs) other than real estate SICAFs.
For the purposes of this section, a “Non-Italian Holder” means a beneficial owner of Stellantis common shares or Faurecia ordinary shares that is neither an Italian Holder nor a permanent establishment or a fixed base through which a non-Italian resident shareholder carries on business or performs personal services in Italy nor a foreign partnership.
The analysis included in this section is limited to Italian Holders and Non-Italian Holders who directly hold shares that are not substantial shareholdings as defined under Article 67(1)(c) and (c-bis) of Decree No. 917 of December 22, 1986 (the Italian consolidated income tax act – “ITA”) (partecipazioni non qualificate), i.e., equity participations that represent, and have represented in any 12-month period preceding each disposal: (i) a percentage of voting rights in the ordinary shareholders’ meeting of the company not greater than 2 percent, being both Stellantis and Faurecia listed companies, or (ii) a participation in the share capital of the company not greater than 5 percent, being both Stellantis and Faurecia listed companies. Italian individual shareholders and Non-Italian Holders who hold substantial shareholdings pursuant to Article 67(1)(c) or (c-bis) of ITA (partecipazioni qualificate) should consult their own tax advisors as to the tax consequences of the purchase, ownership and disposal of Faurecia ordinary shares.
This section is based upon tax laws and applicable tax treaties and what is understood to be the current practice in Italy in effect on the date hereof which may be subject to changes in the future, even on a retroactive basis. Any such change may invalidate the contents of this section, which will not be updated to reflect such change. Italian Holders and Non-Italian Holders should consult their own tax advisors as to the tax consequences of the Distribution and of the purchase, ownership and disposal of Stellantis common shares or Faurecia ordinary shares in their particular circumstances.
Tax Consequences of the Distribution
The tax consequences of the Distribution to Italian Holders of Stellantis common shares depends on the qualification of the amounts distributed from an Italian tax perspective as either dividends or return of equity. Conversely, the Distribution should not trigger any taxable event for Italian income tax purposes for Non-Italian Holders.

Under Article 47(1) ITA, regardless of what the shareholders’ meeting has resolved, current year profits and retained earnings are deemed to be distributed first (except for any portion thereof earmarked to tax-deferred reserves or non-distributable reserves) and represent dividends for Italian tax purposes. For Italian Holders, amounts treated as dividends are subject substantially to the same tax regime as described in paragraph “Taxes on Income and Capital Gains from the Ownership and Disposition of Faurecia Ordinary Shares After the Distribution”, subsection “Taxation of Dividends” below.
Subject to prior application of the profits distribution priority rule described above, amounts received as distributions out of other types of reserves (such as, for instance, reserves or other funds formed with share premiums or equity – other than share capital – contributions; “Equity Reserves”) reduce the holder’s tax basis in Stellantis common shares correspondingly. Distributions out of Equity Reserves that are in excess of Italian Holders’ tax basis in Stellantis common shares are treated as:
–Dividends for tax purposes if the Italian Holder is an individual (see paragraph “Taxes on Income and Capital Gains from the Ownership and Disposition of Faurecia Ordinary Shares After the Distribution”, subsection “Taxation of Dividends” below). As further described below, if there is an Italian-based financial intermediary involved acting as withholding agent, the Italian Holder shall communicate its tax basis in the Stellantis common shares to such withholding agent. Absent this communication, if the withholding agent is not aware of the tax basis, it would apply the withholding tax on the entire amount of the distribution;
–Capital gains for tax purposes if the Italian Holder is a corporation (see paragraph “Taxes on Income and Capital Gains from the Ownership and Disposition of Faurecia Ordinary Shares After the Distribution”, subsection “Taxation of Capital Gains” below).
Because of the way the Distribution is structured and also considering that it will be paid out of Stellantis’s share premium reserve after the merger, the Distribution should be subject to the profits distribution priority rule under Article 47(1) ITA for Italian income tax purposes. Therefore, for Italian Holders, it will be treated as a dividend up to, and to the extent of, the amount of Stellantis’s available profits and retained earnings (except for any portion thereof earmarked to tax-deferred reserves or non-distributable reserves). Any excess of the Distribution over Stellantis’s profits and retained earnings (except for any portion thereof earmarked to tax-deferred reserves or non-distributable reserves) will be treated as a distribution of Equity Reserves and will thus reduce the Italian Holder’s tax basis in Stellantis common shares correspondingly. If this excess is greater than the Italian Holder’s tax basis in the Stellantis common shares, then the difference is treated for tax purposes as (a) dividend if the Italian Holder is an individual (see paragraph “Taxes on Income and Capital Gains from the Ownership and Disposition of Faurecia Ordinary Shares After the Distribution”, subsection “Taxation of Dividends” below), and (b) capital gain if the Italian Holder is a corporation (see paragraph “Taxes on Income and Capital Gains from the Ownership and Disposition of Faurecia Ordinary Shares After the Faurecia”, subsection “Taxation of Capital Gains” below).
From an Italian tax perspective, the amount of the Distribution will be equal to the aggregate of (i) the cash component, and (ii) the average trading price of the Faurecia ordinary shares distributed to the Italian Holder in the period between the reference date (i.e., the date when the Faurecia ordinary shares are distributed to the Italian Holder) and the same calendar day of the preceding month, taking into account only days in which the Faurecia ordinary shares have effectively been traded.
Moreover, in case of Italian Holders who are individuals and hold the Stellantis common shares through an Italian-based financial intermediary that intervenes in the collection / crediting of the Distribution:

–A 26 percent withholding tax is levied on the portion of the Distribution that is treated as dividend for Italian tax purposes by the Italian-based financial intermediary that intervenes in the collection / crediting of the dividend. In this case, (i) the Italian-based financial intermediary acts as withholding agent and levies the Italian tax on the amount of the dividend net of foreign withholding taxes (if any), and (ii) Italian Holders do not have to report the Distribution in their income tax return;
–The Italian Holders shall communicate their tax basis in the Stellantis common shares to the Italian withholding agent if any amount deriving from the Distribution may qualify as distribution of Equity Reserves for Italian tax purposes (see above). Otherwise, if the withholding agent is not aware of such tax basis, it would apply the 26 percent tax on the entire amount of the distribution;
–Because a portion of the distribution is in kind (Faurecia ordinary shares), the withholding agent needs to receive the funds to pay the withholding tax from the Italian Holder (e.g., by debiting the Italian Holder’s bank account tied to the securities account or through other arrangements).
Italian Holders that are pension funds should include the Distribution in the result of the relevant portfolio accrued at the end of the tax year, which is subject to a 20 percent substitute tax. Conversely, the Italian Distribution would not be taxable to Italian investment funds, SICAVs and SICAFs (a withholding tax may apply in certain circumstances at the rate of 26 percent on subsequent distributions made by the fund, the SICAV or the SICAF).
Taxes on Income and Capital Gains from the Ownership and Disposition of Faurecia Ordinary Shares After the Distribution
This section describes the material Italian tax consequences of the ownership and transfer of Faurecia ordinary shares after the Distribution. The following description is not intended to be a comprehensive description of all the tax considerations that may be relevant to a decision to own or dispose of the Faurecia ordinary shares.
Italian Holders
Taxation of Dividends
The information provided in this subsection summarizes only the Italian tax regime applicable to the distributions by Faurecia - other than in case of reduction of share capital, withdrawal, redemption or liquidation - of amounts that are paid out of current year profits or retained earnings and is based on the assumption that these dividend distributions are not tax deductible under French tax law. Holders of Faurecia ordinary shares should consult their own tax advisors as to the tax consequences, in their own particular circumstances, of Faurecia’s distributions of other equity reserves (riserve di capitale), reduction of share capital, withdrawal, redemption or liquidation.
Under Italian income tax laws, dividends paid by Faurecia to Italian Holders who are individuals are generally subject to a 26 percent tax withholding tax if an Italian-based financial intermediary intervenes in the collection / crediting of the dividends. In this case, (i) the Italian-based financial intermediary acts as withholding agent and levies the Italian tax on the amount of the dividend net of foreign (e.g., French) withholding taxes, if any, and (ii) Italian Holders who are individuals do not have to report the dividend in their income tax return. If there is no Italian-based financial intermediary intervening in the collection / crediting of the dividends that is responsible for levying the withholding tax, Italian Holders who are individuals must self-assess and pay the 26 percent tax in their own income tax return (in this case, according to the Italian tax authorities, the 26 percent tax applies on the full amount of the dividend, without any netting for foreign taxes).
If the Italian Holders (a) have entrusted the management of the Faurecia ordinary shares to an authorized intermediary under a discretionary asset management contract, and (b) have elected into the discretionary investment portfolio regime (risparmio gestito) under Article 7 of Legislative Decree No. 461 of November 21, 1997 (“Decree 461”), the dividends are included in the annual accrued management result (risultato maturato annuo di gestione), which is subject to a 26 percent substitute tax. In this case, the Italian Holders who are individuals do not have to report the dividend in their income tax return.
According to the Italian tax authorities, no foreign tax credit can be claimed by Italian Holders who are individuals in relation to taxes paid abroad (e.g., in France) upon distributions of dividends by Faurecia.
Under Italian income tax laws, dividends paid by Faurecia to Italian Holders that are corporations are not subject to any Italian withholding tax. Italian Holders that are corporations benefit from a 95 percent exclusion on dividends under Article 89 ITA. The remaining 5 percent of the dividends are included in the taxable business income of such Italian Holders and is subject to Corporate Income Tax (“IRES”) in Italy, which is currently levied at 24 percent. Banks and certain financial intermediaries are subject to a 3.5 percent IRES surtax. However, dividends are fully subject to IRES (and possibly IRES surtax) in the following circumstances:
(i)Dividends are paid to corporations that draft their financial statements according to IAS/IFRS international accounting standards in relation to Faurecia ordinary shares qualifying as financial assets held for trading for the purposes of Article 89(2-bis) ITA (to be determined pursuant to Ministerial Decree of January 10, 2018); or
(ii)Dividends are paid out of profits deriving from companies or entities resident for tax purposes in states or territories having a preferential tax regime as identified pursuant to Article 47-bis ITA, which do not meet the conditions to apply the safe harbor clauses (esimenti) set forth therein (for these purposes, profits are considered as “deriving from” companies resident in states or territories with a preferential tax regime if the profits relate either to the direct holding of shares in these companies or to participations that grant control, whether direct or indirect (and including de facto control), over companies resident outside of Italy that in turn receive dividends from companies resident in states or territories having a preferential tax regime). Tax regimes available in other EU member states (or states that are party to the Agreement on the European Economic Area and that exchange information with Italy) can never be preferential tax regimes for these purposes; or
(iii)Dividends are paid in relation to Faurecia ordinary shares acquired through repurchase transactions, stock lending and similar transactions, unless the beneficial owner of such dividends would have benefited from the 95 percent exclusion described above.
Subject to certain conditions, foreign taxes for Italian Holders that are corporations are allowed as a credit against IRES (and possibly IRES surtax) in proportion to the amount of the dividends included in the IRES taxable base.
For certain companies operating in the financial sector and subject to certain conditions, dividends paid by Faurecia should also be included in the taxable base for the regional tax on productive activities (Imposta regionale sulle attività produttive, “IRAP”).

Dividends paid to Italian pension funds (applying the tax regime under Article 17 of Legislative Decree No. 252 of December 5, 2005) are not subject to withholding taxation, but they must be included in the result of the relevant portfolio accrued at the end of the tax year, which is subject to a 20 percent substitute tax.
Dividends paid to Italian investment funds, SICAVs and SICAFs are subject to neither withholding taxation nor taxation at the level of the fund, the SICAV or the SICAF. A withholding tax may apply in certain circumstances at the rate of 26 percent on distributions made by the fund, the SICAV or the SICAF.
Taxation of Capital Gains
Italian Holders who are individuals and who sell, or otherwise dispose of, their Faurecia ordinary shares will recognize capital gain or loss. Capital gains are subject to a 26 percent substitute tax (“CGT”). The Italian Holder may opt for any of the following three tax regimes:
a)Tax return regime (regime della dichiarazione). Under this regime, capital gains and capital losses realized during the tax year must be reported in the income tax return. CGT is computed on capital gains net of capital losses and must be paid by the deadline for paying the balance of the annual income tax. Capital losses in excess of capital gains may be carried forward and offset against capital gains realized in any of the four following tax years. This regime is the default regime if the Italian Holder does not elect into any of the two alternative regimes described in (b) and (c) below.
b)Nondiscretionary investment portfolio regime (regime del risparmio amministrato) (optional). Under this regime, CGT is applied separately on capital gains realized on each transfer of Faurecia ordinary shares. This regime is allowed subject to (x) the Faurecia ordinary shares being managed or in custody with Italian banks, broker-dealers (società di intermediazione mobiliare) or certain other authorized financial intermediaries; and (y) an express election for the nondiscretionary investment portfolio regime being made in writing in due time by the relevant holder. Under this regime, the financial intermediary is responsible for accounting for and paying (on behalf of the taxpayer) CGT in respect of capital gains realized on each transfer of the ordinary shares (as well as in respect of capital gains realized at termination of the intermediary’s mandate), net of any relevant capital losses. Capital losses may be carried forward and offset against capital gains realized within the same relationship of deposit in the same tax year or in the following tax years up to the fourth. Under this regime, the holder is not required to report capital gains in the annual income tax return.
c)Discretionary investment portfolio regime (regime del risparmio gestito) (optional). This regime is allowed for those holders who have entrusted the management of their financial assets, including the Faurecia ordinary shares, to an authorized intermediary and have elected in writing into this regime. Under this regime, capital gains accrued on the Faurecia ordinary shares are included in the computation of the annual increase in value of the managed assets accrued (even if not realized) at year-end, which is subject to CGT. The managing authorized intermediary applies the tax on behalf of the Italian Holder. Any decrease in value of the managed assets accrued at year-end may be carried forward and offset against any increase in value of the managed assets accrued in any of the four following tax years. Under this regime, the holder is not required to report capital gains in the annual income tax return.

Italian Holders that are corporations and that sell, or otherwise dispose of, their Faurecia ordinary shares will recognize capital gain or loss. Capital gains realized through the sale or disposal of Faurecia ordinary shares by Italian Holders that are corporations will benefit from a 95 percent participation exemption if the following conditions are met:
(i)The Faurecia ordinary shares have been held continuously from the first day of the twelfth month preceding the disposal; and
(ii)The Faurecia ordinary shares were accounted for as a long-term investment (noncurrent financial assets) in the first financial statements closed after the acquisition of the shares (for companies adopting IAS/IFRS international accounting standards, shares are considered to be a long-term investment if they are not financial activities “held for trading”).
The two additional conditions set forth by Article 87(1)(c) and (d) ITA to be eligible for the participation exemption regime (i.e., the company is not resident in a state or territory with a preferential tax regime and carries on a business activity) are both met (a) since Faurecia ordinary shares are listed on a regulated market and (b) based on the assumption that Faurecia will be a holding company whose value will be mainly composed of participations (whether direct or indirect) in companies that carry on a business activity and are not resident in states or territories with a preferential tax regime identified pursuant to Article 47-bis ITA.
The remaining 5 percent of the amount of the capital gain is included in the aggregate taxable income of the Italian resident corporations and subject to IRES (and possibly IRES surtax).
If the conditions for the 95 percent participation exemption are met, capital losses from the disposal of Faurecia ordinary shares realized by Italian Holders that are corporations are not deductible from the Italian Holders’ taxable income. Capital gains and capital losses realized through the disposal of Faurecia ordinary shares that do not meet at least one of the aforementioned conditions for the participation exemption are, respectively, fully included in the aggregate taxable income and fully deductible from the same aggregate taxable income, subject to IRES (and possibly IRES surtax) according to ordinary rules. However, if such capital gains that do not benefit from participation exemption are realized upon disposal of Faurecia ordinary shares which have been accounted for as a long-term investment on the last three balance sheets, then if the Italian Holder so chooses the gains can be taxed in equal instalments in the year of realization and in the following tax years (up to the fourth).
Capital losses (as well as negative differences between revenues and costs) relating to shares that do not meet the participation exemption requirements are not relevant, and cannot be deducted, to the extent of the non-taxable amount of dividends (or advance dividend) received by the Italian Holder in the 36 (thirty-six) months prior to the transfer (dividend washing rule). This anti-avoidance rule applies to shares acquired in the 36-month period preceding the realization of the capital loss (or the negative difference), provided that requirements under Article 87(1)(c)-(d) ITA (i.e., the company is not resident in a state with a preferential tax regime and carries on a business activity) are met. This anti-avoidance rule does not apply to holders that draft their financial statements according to IAS / IFRS international accounting standards. When the amount of the aforesaid capital losses (and negative differences) deriving from a transaction (or a series of transactions) on shares traded on regulated markets is greater than €50,000, the taxpayer must, under certain circumstances, report the data and the information regarding the transaction to the Italian tax authorities. Moreover, in case of capital losses greater than €5,000,000 deriving from the transfer (or a series of transfers) of shares booked as noncurrent financial assets, the Italian Holder must report the data and the information to the Italian tax authorities. Italian Holders that draft their financial statements according to IAS / IFRS international accounting standards are under no such reporting obligations.
Subject to certain conditions, capital gains realized by Italian corporations operating in the financial sector are also included in the IRAP taxable base.
Under Article 17 of Legislative Decree No. 252 of December 5, 2005, capital gains and capital losses realized by an Italian pension fund must be included in the result of the relevant portfolio accrued at the end of the tax year, which is subject to a 20 percent substitute tax.
Capital gains realized by Italian investment funds, SICAVs and SICAFs (other than real estate SICAFs) are not subject to any withholding or substitute tax. Capital gains and capital losses must be included in the annual results of the investment fund, the SICAV or the SICAF, which are not subject to tax. A withholding tax may apply in certain circumstances at the rate of 26 percent on distributions made by the investment fund, the SICAV or the SICAF.
Non-Italian Holders
Taxation of Dividends
Under Italian tax laws, the distribution of dividends by Faurecia will not trigger any taxable event for Italian income tax purposes for Non-Italian Holders.
Taxation of Capital Gains
Under Italian tax laws, capital gains on Faurecia ordinary shares will not trigger any taxable event for Italian income tax purposes for Non-Italian Holders.
Transfer Tax
Contracts or other legal instruments relating to the transfer of securities (including the transfer of the Faurecia ordinary shares) are subject to registration tax as follows: (i) notary deeds (atti pubblici) and private deeds with notarized signatures (scritture private autenticate) executed in Italy must mandatorily be registered with the Italian tax authorities and are subject to €200 registration tax; and (ii) private deeds (scritture private) are subject to €200 registration tax only if they are voluntarily filed for registration with the Italian tax authorities or if the so-called “caso d’uso” or “enunciazione” occurs.
Transfer of the Faurecia Ordinary Shares Upon Death or by Gift
Subject to certain exceptions, Italian inheritance and gift tax is generally payable on transfers of assets and rights (including the Faurecia ordinary shares) (i) by reason of death or gift by Italian resident persons (or other transfers for no consideration and the creation of liens on such assets for a specific purpose), even if the transferred assets are held outside Italy, and (ii) by reason of death or gift by non-Italian resident persons, but limited to transferred assets held in Italy.
Subject to certain exceptions, transfers of assets and rights (including the Faurecia ordinary shares) on death or by gift are generally subject to inheritance and gift tax as follows:

a)At a rate of 4 percent in case of transfers made to the spouse or relatives in direct line, on the portion of the global net value of the transferred assets, if any, exceeding, for each beneficiary, €1,000,000;
b)At a rate of 6 percent in case of transfers made to relatives up to the fourth degree or relatives-in-law up to the third degree on the entire value of the transferred assets (in the case of transfers to siblings, the six percent rate is applicable only on the portion of the global net value of the transferred assets, if any, exceeding, for each beneficiary, €100,000);
c)At a rate of 8 percent in any other case.
Special, more favorable rules may apply, subject to certain conditions, if the transfer is made in favor of persons with severe disabilities.
Stamp Duty (Imposta di bollo)
Under Article 13(2bis-2-ter) of the Tariff annexed to Decree No. 642 of October 26, 1972, a 0.20 percent stamp duty generally applies (save for certain exceptions) on communications and reports that Italian-based financial intermediaries periodically send to their clients in relation to the financial products that are deposited with such intermediaries. Shares are included in the definition of financial products for these purposes. Communications are deemed to be sent at least once a year even if the Italian-based financial intermediary is under no obligation to either draft or send such communications and reports. In these cases, the tax should be applied on December 31 of each year and, in any case, when the relationship with the client is terminated.
The stamp duty cannot exceed €14,000 per year for investors other than individuals.
Based on the wording of the law and the implementing Decree issued by the Italian Ministry of Economy and Finance on May 24, 2012, the 0.20 percent stamp duty does not apply to communications that the Italian-based financial intermediaries send to Italian Holders or Non-Italian Holders who do not qualify as “clients” according to the regulations issued by the Bank of Italy. Communications and reports sent to this type of investor are subject to the ordinary €2 stamp duty for each copy.
The taxable base of the stamp duty is the market value or - in the lack of such market value - the nominal value or the redemption amount of any financial products.
Wealth Tax on Financial Products Held Abroad
Under Article 19(18) and (20) of Law Decree No. 201 of December 6, 2011, adopted by Law No. 214 of December 22, 2011, Italian resident individuals, Italian non-profit organizations, Italian nonbusiness partnerships and similar Italian resident persons holding financial products, including Faurecia ordinary shares, outside the Italian territory are required to pay a wealth tax at the rate of 0.2 percent (the tax is determined in proportion to the period of ownership). The wealth tax cannot exceed €14,000 per year for Italian Holders other than individuals.
This tax is calculated on the market value at the end of the relevant year or, in the lack thereof, on the nominal value or redemption value, or in the case the face or redemption values cannot be determined, on the purchase price of any financial product (including the Faurecia ordinary shares) held abroad by Italian resident individuals. A tax credit is generally granted for foreign wealth taxes levied abroad on such financial products. The tax credit cannot be greater than the amount of the Italian tax due. If there is a double tax treaty in force between Italy and the state where the financial products are held that also covers taxes on capital and the treaty provides that only the state of residence should levy taxes on capital on the financial products, no tax credit is granted. In these cases, the taxpayer should request the refund of the wealth taxes paid abroad to the foreign tax authorities.
The wealth tax is due only in relation to financial assets held outside the Italian territory (and not through an Italian-based intermediary). If the Faurecia ordinary shares are held through Italian-based intermediaries, the rules described in subsection “Stamp Duty (Imposta di bollo)” apply.
Certain Reporting Obligations for Italian Holders
Under Law Decree No. 167 of June 28, 1990, as subsequently amended and supplemented, individuals, non-business entities and non-business partnerships that are resident in Italy and, during the tax year, hold investments abroad or have financial assets abroad (including possibly the Faurecia ordinary shares) must, in certain circumstances, disclose these investments or financial assets to the Italian tax authorities in their income tax return (or, in case the income tax return is not due, in a proper form that must be filed within the same time as prescribed for the income tax return), regardless of the value of such assets (save for deposits or bank accounts having an aggregate value not exceeding a €15,000 threshold throughout the year, which per se do not require such disclosure). The requirement applies also where the persons above, being not the direct holders of the financial assets, are the actual economic owners the financial assets for the purposes of anti-money laundering legislation.
No disclosure requirements exist for investments and financial assets (including the Faurecia ordinary shares) under management or administration entrusted to Italian-based intermediaries (e.g., Italian banks, fiduciary companies and certain other professional intermediaries, indicated in Article 1 of Law Decree No. 167 of June 28, 1990) and for contracts concluded through their intervention, provided that the cash flows and the income derived from such activities and contracts have been subjected to Italian withholding or substitute tax by the such intermediaries.

Certain French Tax Consequences
This section describes certain material French tax consequences of the Distribution for French holders (as defined below) of Stellantis common shares and certain French tax consequences of the ownership of ordinary shares of Faurecia received pursuant to the Distribution.
This summary is based on tax laws and regulations as currently in force, all of which are subject to change, possibly with retroactive effect. Any such change may invalidate the contents of this description, which will not be updated to reflect such change.

This summary assumes that (i) Stellantis is treated exclusively as a tax resident of the Netherlands, under Dutch tax legislation and any applicable tax treaty and (ii) Faurecia is treated exclusively as a French tax resident, under French tax legislation and any applicable tax treaty.

For purposes of this section, the term “French individual” is used to mean an individual who:
•is domiciled and a resident of France for tax purposes under French tax legislation and any applicable tax treaty;
•is subject to personal income tax in France (impôt sur le revenu);

•does not own its Stellantis common shares and its Faurecia ordinary shares through a fixed base located outside of France;
•owns its Stellantis common shares and its Faurecia ordinary shares in its private portfolio and the corresponding dividends are not taken into account in the taxable income of an enterprise that carries out an industrial, commercial, cratfing, farming or other non commercial activity;
•does not carry out stock market transactions under conditions similar to those which define an activity carried out by a person conducting such transactions on a professional basis; and
does not hold its Stellantis common shares and its Faurecia ordinary shares through a share savings plan (plan d’épargne en actions or “PEA”), a company savings plan (plan d’épargne d’entreprise) or a group savings plan (plan d’épargne de groupe) or through a stock option plan or a performance share plan.
The term “French legal entity” is used to mean a legal entity that:
•is a French tax resident under French tax legislation and any applicable tax treaty
•is subject to corporate income tax in France (impôt sur les sociétés);
•does not own its Stellantis common shares and its Faurecia ordinary shares through a permanent establishment outside France;
•does not hold an interest in Stellantis or Faurecia that would qualify as participation shares (titres de participation) under French tax law or represent at least five percent of Stellantis’s or Faurecia’s share capital or voting rights.

The term “French holder” is used to mean:
•a French individual; or
•a French legal entity.

The term “Non-French-resident holders” is used to mean holders of Faurecia ordinary shares that (i) are not resident in France for tax purposes, (ii) do not carry out a trade or operate a business through a branch or agency or permanent establishment or fixed place in France to which their Faurecia ordinary shares are attributable and (iii) do not hold (and have not held at any time during the past five years), directly or indirectly, alone or together with their spouse, ascendants and descendants, 25 percent or more of the financial rights in Faurecia.

This section is only a summary of the French tax regime applicable under French tax law and does not constitute an exhaustive description of all the French tax consequences that may apply to the shareholders. It does not address all aspects of French taxation that may be relevant in light of the specific circumstances of certain investors, some of whom may be subject to special tax rules (including, but not limited to, PEA rules). Shareholders are urged to consult their own tax advisors regarding the French tax consequences of the Distribution and the ownership of Faurecia ordinary shares.
Consequences of the Distribution
The below discussion sets out the material tax consequences of the Distribution to French holders of Stellantis common shares at the time of the Distribution.
As a preliminary comment, there is no clear guidance on how distributed shares should be estimated for French tax purposes. It is generally considered that the taxable amount in respect of the distribution of listed shares, such as the Faurecia ordinary shares, shall be determined by using the opening share price on the French stock market on the payment date of the distribution.

The below also assumes that the Distribution will qualify as a distribution of dividend (and not as a capital repayment) for French tax purposes.
French Individuals
For French individuals who hold Stellantis common shares, the taxation of the Distribution will occur in two steps.
First, the gross amount of the distributed income will be subject to a prepayment of personal income tax on the distribution gross amount (prélèvement forfaitaire non libératoire or “PFNL”) at a rate of 12.8 percent, in accordance with Article 117 quater of the French Tax Code, as well as various social security levies at the rate of 17.2 percent, both assessed on the gross amount of the distributed income, leading to a total levy amounting to 30 percent of the gross amount of the distributed income.
If the paying agent is established in France, the 12.8 percent PFNL will be levied by such paying agent. If the paying agent is established outside France, the 12.8 percent PFNL will either (i) be paid directly by the French individual to the French tax authorities or (ii) be levied by such paying agent if such paying agent is established in a jurisdiction that is a member of the European Union or of an European Economic Area country that has entered into an administrative assistance agreement with France in order to prevent tax fraud and evasion and has been appointed for the levy of such PFNL by the French individual.
With respect to the portion of the distributed income paid in-kind with Faurecia ordinary shares, the paying agent (when relevant) could debit the PFNL from the cash account of the French individual. In certain circumstances, the paying agent (when relevant) will sell, on behalf of the Stellantis shareholders, the number of Faurecia ordinary shares necessary to pay such PFNL.French individuals should seek advice from their financial intermediary and their own advisors to determine the procedure that would be put in place in that respect.
If the reference taxable income of the household (foyer fiscal) of the French individual for the antepenultimate calendar year is less than €50,000 (for single, divorced or widowed taxpayers) or €75,000 (for taxpayers subject to joint taxation), an exemption from the 12.8 percent PFNL may be available either (i) automatically, if the paying agent is established outside France or (ii) upon request and under certain conditions, if the paying agent is established in France.
Second, the gross amount of the distributed income will in principle be subject to French personal income tax at a flat rate of 12.8 percent. Alternatively, pursuant to Article 200 A of the French Tax Code, the French individual may elect, before the deadline related to the filing of the personal income tax return for the relevant calendar year , that such distributed income be taken into account for the purposes of the determination of the net global income subject to the progressive income tax rate scale. The election is global, irrevocable and applies on a yearly basis to all types of income falling within the scope of the 12.8 percent flat tax rate. If such an election is made, the distributed income will be taken into account for the purposes of the determination of the net global income subject to the progressive income tax rate scale, with a 40 percent allowance under certain conditions.
The 12.8 percent PFNL will be deducted from the personal income tax effectively due by the French individual for the relevant calendar year (if it exceeds the amount of such income tax, the excess could be refunded by the French tax authorities).

The gross amount of the distributed income will also be subject to social security levies at a global 17.2 percent rate, of which 6.8 percent would be deductible from the aggregate taxable income of the taxpayer of the year during which they are paid, if an election for the taxation based on the progressive income tax rate scale is made. Such social levies will be withheld in the same manner as the PFNL referred to above.
In addition, the exceptional contribution on high incomes set forth in Article 223 sexies of the French Tax Code may also apply depending on the reference taxable income of the household (foyer fiscal) of the French individual, it being specified that the reference taxable income will include the amount of the distributed income. This exceptional contribution is calculated by applying a rate of:
•three percent for the portion of reference taxable income (i) in excess of €250,000 and lower or equal to €500,000 for taxpayers who are single, widowed, separated or divorced, and (ii) in excess of €500,000 and lower or equal to €1,000,000 for taxpayers subject to joint taxation;
•four percent for the portion of reference taxable income exceeding (i) €500,000 for taxpayers who are single, widowed, separated or divorced and (ii) €1,000,000 for taxpayers subject to joint taxation.
French Legal Entities
The gross amount received by a French legal entity in connection with the Distribution will be subject to corporate income tax at the relevant applicable standard rate to such French legal entity, increased, as the case may be, by an additional contribution of 3.3 percent, which is assessed on the corporate income tax due, after deduction of an allowance that may not exceed €763,000 per 12-month period.
French Financial Transaction Tax and Registration Taxes
The distribution of Faurecia ordinary shares to a holder of Stellantis common shares as part of the Distribution will not be subject to the French financial transaction tax set forth under Article 235 ter ZD of the French Tax Code, as confirmed by a ruling granted by the French tax authorities on January 26, 2021. It will also not be subject to the French registration taxes set forth under Article 726 of the French Tax Code.

Consequences of Owning Faurecia Ordinary Shares
This section describes the material French tax consequences of the ownership and transfer of Faurecia ordinary shares. The following description is not intended to be a comprehensive description of all the tax considerations that may be relevant to a decision to own or dispose of the Faurecia ordinary shares.

French Individuals
Taxation of Dividends paid by Faurecia

For French individuals who hold Faurecia ordinary shares, the taxation of the dividends paid by Faurecia will occur as described above in respect of the Distribution (except in certain specific circumstances).
Taxation of Capital Gains made on the sale of Faurecia shares
Pursuant to Articles 150-0 A et seq. and 200 A of the French Tax Code, net capital gains realized on the sale of Faurecia ordinary shares by a French individual will be subject to personal income tax at a 12.8 percent flat tax.
Pursuant to Article 200 A of the French Tax Code, the French individual may elect, before the deadline related to the filing of the personal income tax return for the relevant calendar year, that such capital gain be taken into account for the purposes of the determination of the net global income subject to the progressive income tax rate scale. The election is global, irrevocable and applies on a yearly basis to all types of income falling within the scope of the 12.8 percent flat tax rate. If such an election is made, the capital gain will be taken into account for the purposes of the determination of the net global income subject to the progressive income tax rate scale.
Capital losses incurred by a French individual during a calendar year may be offset against capital gains of the same nature realized in the same calendar year or the ten following calendar years. French individuals with carry-forward net capital losses or realizing a loss upon the disposal of Faurecia ordinary shares are invited to consult their own tax advisors in order to analyze the rules governing the use of such losses.
The net capital gains resulting from the sale of Faurecia ordinary shares will also be subject to social security levies at an overall rate of 17.2 percent out of which 6.8 percent will be deductible from the aggregate taxable income of the taxpayer of the year during which they are paid, if an election for the taxation based on the progressive income tax rate scale is made.
In addition, the exceptional contribution on high incomes set forth in Article 223 sexies of the French Tax Code may also apply depending on the reference taxable income of the household (foyer fiscal) of the French individual, it being specified that the reference taxable income will include the capital gains resulting from the disposal of the Faurecia ordinary shares by the French individual (please refer to the above section on the Distribution).
French Legal Entities
Taxation of Dividends paid by Faurecia

For French legal entities, the taxation of the dividends will occur as described above in respect of the Distribution (except in certain specific circumstances).
Taxation of Capital Gains made on the sale of Faurecia shares
Capital gains realized upon the transfer of Faurecia ordinary shares by a French legal entity will generally be subject to corporate income tax at the relevant standard tax rate applicable to such French legal entity, increased, as the case may be, by an additional contribution of 3.3 percent assessed on the corporate income tax due, after deduction of an allowance that may not exceed €763,000 per 12-month period (Article 235 ter ZC of the French Tax Code).

Capital losses incurred as a result of a transfer of Faurecia ordinary shares by a French legal entity will in principle be deductible from taxable income subject to corporate income tax.
Non-French-Resident Holders
Taxation of Dividends paid by Faurecia
Pursuant to Articles 119 bis and 187 of the French Tax Code and subject to the provisions of applicable tax treaties, non-French-resident holders will in principle be subject to a withholding tax, levied by the paying agent, at a rate of 12.8 percent for individuals who are non-French-resident holders or at the standard corporate income tax rate for legal entities that are non-French-resident holders.

The withholding tax rate will however be increased to 75 percent if the dividends are paid outside France in a non-cooperative State or territory within the meaning of Article 238-0 A of the French Tax Code (“NCST”) and other than one of the NCSTs mentioned in Article 238-0 A, 2 bis, 2° of the French Tax Code, regardless of the location of the beneficiary’s place of residence or registered office, unless it can be demonstrated that the payment of the dividends in such NCST has neither the objective nor the effect of locating such dividends in an NCST for the purpose of tax evasion. The list of NCSTs is published by ministerial decree and may be updated from time to time.

The withholding tax may be reduced or even waived in certain situations, in particular under applicable tax treaties. Non-French-resident holders should consult their usual tax advisor to determine whether they are likely to qualify for a reduction to or exemption from the withholding tax by virtue of the preceding principles or provisions of tax treaties, and to determine the practical formalities to be complied with to benefit from these treaties, including those provided for by French administrative guidelines BOI-INT-DG-20-20-20-20-20120912 relating to the “standard” or “simplified” procedure for the reduction of or exemption from the withholding tax.

Taxation of Capital Gains made on the sale of Faurecia shares
Capital gains realized on the transfer of Faurecia shares by non-French-resident holders are in principle not subject to taxation in France (articles 244 bis B and 244 bis C of the French Tax Code), subject to the provisions of applicable tax treaties and except where the capital gains are realized by individuals or legal entities domiciled, established or incorporated outside of France in an NCST within the meaning of Article 238-0 A of the French Tax Code and other than an NSCT mentioned in Article 238-0 A, 2 bis, 2° of the French Tax Code. In the latter case, capital gains will be taxed at a 75 percent flat rate, unless the non-French-resident holder demonstrates the principal objective or effect of the transactions triggering such capital gains is not to allow their location in an NSCT.

French Financial Transaction Tax and Registration Taxes
Pursuant to Article 235 ter ZD of the French Tax Code, the French financial transaction tax applies to acquisitions for consideration of equity securities admitted to trading on a regulated market that are issued by a company whose registered office is located in France and whose market capitalization exceeds one billion euros on December 1st of the year preceding the tax year.

A list of companies falling within the scope of the French financial transaction tax is published each year (see French administrative guidelines BOI-ANNX-000467-20201223) and Faurecia is currently included in this list. As a result, disposals of Faurecia shares will be subject to the French financial transaction tax at the rate of 0.3 percent of the acquisition price of Faurecia’s equity securities (subject to certain exceptions) and will be borne by the purchaser.

Should the French financial transaction tax not be due, registration fees at the rate of 0.1 percent would apply, in accordance with Article 726 of the French Tax Code apply, provided that certain conditions are met, notably that the transfer of Faurecia ordinary shares is evidenced by a deed (regardless of where the deed is signed), and subject to certain exceptions.

Holders or prospective holders of Faurecia shares should consult their own tax advisor for information on the potential consequences of the French financial transaction tax or transfer taxes.

Material United Kingdom Tax Consequences
General
The following summary describes the material United Kingdom tax consequences of (i) the Distribution for shareholders of Stellantis who are resident (and, in the case of individuals, domiciled) in (and only in) the United Kingdom for United Kingdom tax purposes and who are the beneficial owners of shares and who have neither lent nor borrowed their shares (“U.K. Shareholders”) and (ii) the ownership after the Distribution of Faurecia ordinary shares by U.K. Shareholders. Shareholders that do not meet all of these criteria should consult their own tax advisors. This summary is based on existing United Kingdom tax law and our understanding of the practice of Her Majesty’s Revenue and Customs (“HMRC”), as well as applicable tax treaties, as of the date of this information statement. Legislative, administrative or judicial changes may modify the tax consequences described in this summary, possibly with retroactive effect. Furthermore, we can provide no assurance that the tax consequences contained in this summary will not be challenged by HMRC or will be sustained by a United Kingdom court if they were to be challenged.
The following summary does not constitute tax advice. The following summary relates only to the material consequences of the United Kingdom taxation treatment of U.K. Shareholders (except where express reference is made to the treatment of non-U.K. residents). It may not apply to certain U.K. Shareholders, such as traders, broker-dealers, dealers in securities, intermediaries, insurance companies, collective investment schemes, pension funds, charities, shareholders who have (or are deemed to have) acquired their shares by virtue of an office or employment or shareholders who own ten percent or more of the issued share capital of Faurecia (including in certain circumstances, shares comprised in a settlement of which the shareholder is a settlor and shares held by a connected person as well as shares transferred by a shareholder pursuant to a repurchase or stock lending arrangement). Such persons may be subject to special rules. Shareholders should consult their own tax advisors about the United Kingdom tax consequences (and the tax consequences under the laws of other relevant jurisdictions), which may arise as a result of the Distribution and as a result of the ownership and disposition of Faurecia ordinary shares in the future.
Material U.K. tax consequences of the Distribution
Withholding
No amount will be required to be withheld from the Distribution on account of United Kingdom income tax.

Individual U.K. Shareholders
On the basis that the Distribution will take the form of a distribution out of reserves as a matter of Dutch corporate law, the receipt of both cash and the Faurecia ordinary shares is expected to be treated as dividend income for individual U.K. Shareholders. On that basis, individual U.K. shareholders of Stellantis common shares will be subject to U.K. income tax on each component of the Distribution. The Distribution is taxable in the tax year when it is made. The tax is charged on the Faurecia Sale Proceeds component of the Distribution plus the market value of the Faurecia ordinary shares received (plus any cash received in respect of fractional entitlements to Faurecia ordinary shares) as at the date of payment of the Distribution.
U.K. Shareholders who are within the charge to U.K. income tax will pay no tax on their cumulative dividend income in a tax year up to an allowance of £2,000. The rates of income tax on dividends received above the dividend allowance are currently (i) 7.5 percent for basic rate taxpayers; (ii) 32.5 percent for higher rate taxpayers; and (iii) 38.1 percent for additional rate taxpayers. Dividend income that is within the dividend allowance counts towards an individual’s basic or higher rate limits and will therefore affect the rate of tax that is due on any dividend income in excess of the annual dividend allowance. In calculating into which tax band any dividend income over the £2,000 allowance falls, savings and dividend income are treated as the highest part of an individual’s income. Where an individual has both savings and dividend income, the dividend income is treated as the top slice.
Corporate U.K. Shareholders
U.K. Shareholders of Stellantis common shares who are within the charge to U.K. corporation tax will be subject to U.K. corporation tax on all components of the Distribution unless certain conditions for exemption are satisfied. The exemption is of wide application and those U.K. Shareholders will therefore ordinarily not be subject to U.K. corporation tax on the Distribution. U.K. Shareholders within the charge to corporation tax should consult their own professional advisors in relation to the implications of the legislation.
Non-U.K.-resident shareholders
A shareholder of Stellantis common shares that is not resident in the U.K. for U.K. tax purposes will not be liable to account for income or corporation tax in the U.K. on any component of the Distribution unless the shareholder carries on a trade (or profession or vocation) in the U.K. and the Distribution is either a receipt of that trade or, in the case of corporation tax, the Stellantis common shares are held by or for a U.K. permanent establishment through which the trade is carried on (unless the trade is carried on through an agent of independent status, such as, if certain conditions are met, an independent broker or investment manager).
A shareholder of Stellantis common shares that is resident outside the United Kingdom for tax purposes should consult their own tax advisor as to their tax position on the receipt of the Distribution.
Material U.K. tax consequences of holding or disposing of Faurecia ordinary shares
Dividends
Withholding

No amount will be required to be withheld from payments of dividends on Faurecia ordinary shares on account of United Kingdom income tax.
Individual U.K. Shareholders
Dividends received by individual U.K. Shareholders of Faurecia ordinary shares will be subject to U.K. income tax.
The dividend is taxable in the tax year when the dividend is paid. The tax is charged on the gross amount (translated into sterling at the spot rate when the dividend is paid) of any dividend paid (the “gross dividend”). A U.K. Shareholder must include any foreign tax withheld from the dividend payment in the gross dividend even though the shareholder does not in fact receive it.
Subject to certain limitations, any non-U.K. tax withheld and paid over to a non-U.K. taxing authority will be eligible for credit against a U.K. Shareholder’s U.K. tax liability on the same dividend income except to the extent that a refund of some or all of the tax withheld is available under non-U.K. tax law or under an applicable tax treaty to the shareholder or a connected person. As set out in “―Certain French Tax Consequences―Consequences of Owning Faurecia Ordinary Shares―Non-French-Resident Holders―Taxation of Dividends paid by Faurecia, Faurecia is generally required to withhold French dividend withholding tax at a rate of 12.8 percent from dividends distributed by it to individual non-French-resident holders, subject to the possible reliefs mentioned therein. Pursuant to the France-U.K. tax treaty, the U.K. grants a tax credit for withholding levied by France on dividends. Should there be any tax withheld in France, the amount of the tax credit would be limited to the lower of the amount of the French withholding tax payable and the amount of U.K. tax due with respect to the same dividend.
If a refund becomes available after the U.K. Shareholder has submitted their tax return, the U.K. Shareholder will be required to notify HMRC and will lose the credit to the extent of the refund.
U.K. Shareholders who are within the charge to U.K. income tax will pay no tax on their cumulative dividend income in a tax year up to an allowance of £2,000. The rates of income tax on dividends received above the dividend allowance are currently (i) 7.5 percent for basic rate taxpayers; (ii) 32.5 percent for higher rate taxpayers; and (iii) 38.1 percent for additional rate taxpayers. Dividend income that is within the dividend allowance counts towards an individual’s basic or higher rate limits and will therefore affect the rate of tax that is due on any dividend income in excess of the annual dividend allowance. In calculating into which tax band any dividend income over the £2,000 allowance falls, savings and dividend income are treated as the highest part of an individual’s income. Where an individual has both savings and dividend income, the dividend income is treated as the top slice.
Corporate U.K. Shareholders
U.K. Shareholders of Faurecia ordinary shares who are within the charge to U.K. corporation tax will be subject to U.K. corporation tax on any dividends on the Faurecia ordinary shares unless certain conditions for exemption are satisfied. The exemption is of wide application and those U.K. Shareholders will therefore ordinarily not be subject to U.K. corporation tax on the dividends received on the Faurecia ordinary shares. Where a U.K. Shareholder benefits from exemption, no credit will be available for any non-U.K. tax withheld and paid over to a non-U.K. taxing authority. U.K. Shareholders within the charge to corporation tax should consult their own professional advisors in relation to the implications of the legislation.
Non-U.K.-resident shareholders

A shareholder of Faurecia ordinary shares that is not resident in the U.K. for U.K. tax purposes will not be liable to account for income or corporation tax in the U.K. on dividends paid on the shares unless the shareholder carries on a trade (or profession or vocation) in the U.K. and the dividends are either a receipt of that trade or, in the case of corporation tax, the shares are held by or for a U.K. permanent establishment through which the trade is carried on (unless the trade is carried on through an agent of independent status, such as, if certain conditions are met, an independent broker or investment manager).
A shareholder of Faurecia ordinary shares that is resident outside the United Kingdom for tax purposes should consult their own tax advisor as to their tax position on dividends received from Faurecia ordinary shares.
Chargeable gains
U.K. Shareholders
A disposal or deemed disposal of Faurecia ordinary shares by a U.K. Shareholder may, depending on the U.K. Shareholder’s particular circumstances and subject to any available exemption or relief, give rise to a chargeable gain or allowable loss for the purposes of chargeable gains tax or corporation tax on chargeable gains.
Individuals who are temporarily non-resident in the U.K. may, in certain circumstances, be subject to capital gains tax in respect of gains realized on a disposal of Faurecia ordinary shares during their period of non-residence.
Non-U.K.-resident shareholders
As long as Faurecia does not maintain any share register in the U.K., disposal of Faurecia ordinary shares by a shareholder that is not resident in the United Kingdom for tax purposes will not generally give rise to a chargeable gain or allowable loss.
U.K. stamp duty and U.K. stamp duty reserve tax
As long as Faurecia does not maintain any share register in the U.K. (i) U.K. stamp duty will not be payable in connection with a transfer of Faurecia ordinary shares, provided that any instrument of transfer is executed and retained outside the U.K. and no other action is taken in the U.K. by the transferor or transferee, and (ii) no U.K. stamp duty reserve tax will be payable in respect of any agreement to transfer Faurecia ordinary shares.

RESPONSIBILITY STATEMENT
This Information Statement does not constitute legal, tax, investment or accounting advice and you are urged to consult with your own advisors with respect to legal, tax, regulatory, financial and accounting consequences of investing in Faurecia or holding any Faurecia ordinary shares acquired in the Distribution.

WHERE YOU CAN FIND MORE INFORMATION
Faurecia publishes annual reports and half-yearly financial reports on its corporate website at https://www.faurecia.com. You are encouraged to review the information set out there, including the annual and half-yearly reports of Faurecia, in which Faurecia sets out required information as well as additional information that Faurecia believes is relevant to its shareholders and investors at the time of publication. These documents, and any requirement to update or supplement the information contained therein are the sole responsibility of Faurecia, and Stellantis disclaims any role in the preparation of, and any responsibility for the accuracy and completeness of, the information included therein at any time. The information contained on or that can be accessed through Faurecia’s corporate website is not incorporated by reference into this information statement, and you should not consider information on Faurecia’s corporate website to be part of this information statement.
Any Stellantis shareholder that holds Stellantis common shares through a bank, broker or other intermediary or nominee, should contact that institution directly.